

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 20, 2009

David A. Rapaport, Esq.
General Counsel
333 Sandy Springs Circle, Suite 223
Atlanta, GA 30328

> **Re:** **MK Arizona Corp.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed April 6, 2009**
> **File No. 333-153492**

Dear Mr. Rapaport:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We will continue to evaluate your responses to prior comments 1 and 52 after you provide the requested disclosure and file the schedules omitted from exhibit 10.43.

Fee Table

2.   Regarding your response to prior comment 5:

- Please reconcile the changes you made to the fee table with your response to that comment;

- Tell us why you reduced the number of redeemable Class B warrants but did not reduce the number of ordinary shares underlying those warrants; and
- If you believe it is appropriate to reduce the number of redeemable Class B warrants and shares underlying those warrants to 3,072,063, please tell us the basis for that conclusion. For example, we note the disclosure on page 209 that Middle Kingdom has 3,420,305 redeemable Class B warrants outstanding.

The Parties, page 13

3.   From your response to prior comment 6, it remains unclear how litigation related to the securities laws claims could result in delays of payments to Class B shareholders upon conversion or liquidation. Please revise to clarify the reasons, given your disclosure regarding timing of payments.

Certain U.S. Federal Income Tax Consequences, page 28

4.   Please reconcile your disclosure here and on page 88 that anti-inversion provisions will not apply with your first risk factor on page 53.

Dividends that shareholders receive from Pypo Cayman or MK Cayman, and any gain on the sale or transfer of Pypo Cayman of MK Cayman's shares, may become subject to taxes under PRC tax laws, page 45

5.   We note your revisions in response to prior comment 9; however, it remains unclear whether shareholders will be subject to PRC tax upon the sale or transfer of their shares. If the applicability of that tax is uncertain, please disclose any material penalties that might result from an investor's failure to pay the taxes. Address this issue in an appropriately captioned risk factor separate from the risk factor regarding dividends that you disclose you do not intend to pay.

Balance Sheet Data, page 60

6.   We note your revisions in response to prior comment 13. In an appropriate section of your document, please clarify the steps you must take before you receive the income tax refund noted in your disclosure, including when you will file "the appropriate tax documents" and receive "the approval of the relevant tax authorities." Please also clarify what you intend to do if you do not receive the refund before the distribution from the trust account. For example, will you include $240,000 in calculating each investor's *pro rata* share? If so, disclose whether you intend to seek the return of amounts disbursed if the tax refund is less than $240,000 or whether you will provide a subsequent distribution in the event of a larger refund. Also tell us where you believe this issue is explained in the IPO prospectus.

Conversion Procedures, page 72

7.   Regarding your response to prior comment 14:

- If the IPO offered and sold securities that did not include a provision that exercised conversion rights would be lost if the shares were not submitted within a specific time period, it remains unclear why it is appropriate to impose a time period restriction at this time. Please revise or advise.
- Please reconcile the disclosure added in response to prior comment 14 regarding the 30-day period with your disclosure in the third paragraph of this section, which indicates that certificates must be submitted within 14 days of the special meeting.

8.   Given your revisions in response to prior comment 15, it is unclear what the process is for an investor who is "withdrawing its conversion election" and how that process differs from "voting for the business combination" and "failing to follow any of the procedures in the above paragraphs." Please revise for clarity.

9.   Regarding your response to prior comment 16:

- Please reconcile the requirement on the proxy card to check a box with the requirements disclosed in this section;
- Please revise the language you included on your proxy card to clarify the status of shareholders who exercise their conversion rights and thus "no longer own [their] shares upon consummation of the business combination" but fail to comply with your conversion procedures after the consummation of the business combination; and
- Please clarify how investors exercise conversion rights for only a portion of their securities.

Background of the Business Combination, page 75

10.   We note your response to prior comment 17:

- It is unclear how the "beliefs" and "views" you mention provide objective support for your conclusion that ARC Capital acted solely in its capacity as a shareholder when it provided you with exhibit E. Therefore, we reissue the first bullet point of prior comment 17. In responding, please ensure your analysis addresses any updated analysis performed by ARC Capital at the time it provided Middle Kingdom with exhibit E; and
- Your response to the second bullet states that the engagement of SPAC Investments was for the purpose of providing "Middle Kingdom with commentary of how the Pypo transaction would compare to other SPAC transactions" and "to assist Middle Kingdom . . .[in] structuring a transaction

that would be attractive as compared to other SPAC transactions in the market." Given this, and the contents of exhibits I and J, it is unclear how you concluded that the information in those exhibits are not materially related to transaction and not required to be disclosed pursuant to Item 4(b) of Form S-4. Please revise or advise.

China is experiencing accelerating . . ., page 84

11.   Regarding your response to prior comment 22:

- The revised footnote states that the cited data are not representations of fact; however, it appears that such data includes historical information. For example, we note the disclosure regarding the number of mobile phones sold in China in 2007. Please reconcile; and
- Given your added disclosure on page 85 regarding the potential unreliability of the prospective data included in your document, please tell us, with a view toward disclosure, whether you are aware of more recent data or publications that differs from the data cited in your document. Also tell us whether you have attempted to determine whether more recent data exists.

Material United States Federal Income Tax Considerations, page 106

12.   If you believe your document discusses all material tax consequences, as indicated by your response to prior comment 25, then please revise this section to eliminate the implication that the only material consequences are those that relate to United States federal income taxes. Also, given the caption and current disclosure in this section, please tell us how you believe that investors will be able to determine that there are material PRC tax consequences.

Taxation on the Disposition . . ., page 110

13.   We note your revisions here and in the preceding section in response to prior comment 28. However, it remains unclear how the parenthetical phrases represent a benefit. If you mean that foreign taxes paid on gains recognized from share dispositions may be credited against the amount of United States tax owed, then please revise for clarity. Also, your revisions imply that conditions must be met before a U.S. Holder may be entitled to the "certain benefits" you mention. If so, please disclose the material conditions.

Exercise or Lapse . . ., page 111

14.   Refer to the last sentence added to this section in response to the third bullet of prior comment 46. Tell us how you believe this sentence represents materially complete disclosure of the tax consequences of the cashless exercise feature.

David A. Rapaport, Esq.
MK Arizona Corp.
April 20, 2009
Page 5

The Redomestication Proposal, page 116

15.   We note your response to prior comment 29:

    •   It appears from your response that entities incorporated outside the Cayman
        Islands are eligible for listing on the Hong Kong Exchange. However, your
        disclosure implies that incorporating in the Cayman Islands was a prerequisite
        for such a listing. Please reconcile;
    •   It is unclear how the additional factors you cite support your decision to
        incorporate in the Cayman Islands as opposed to any other jurisdictions. For
        example, you mentioned the "well developed international banking network"
        in the Cayman Islands and that "Cayman Island law firms maintain offices in
        China." Do other jurisdictions in which you could have incorporated not
        share these attributes? Please revise;
    •   If the reason the Cayman Islands was selected relates to maintaining the status
        quo with respect to Pypo and its holding company structure, please make that
        clear; and
    •   Your disclosure on page 145 mentions as a factor supporting this proposal that
        the Cayman Islands holding company will have its PRC derived income
        exempted from Cayman Islands taxes. Given your disclosure on pages 44 and
        45 that the holding company will not receive such income in the near future,
        please clarify how this tax treatment supports your decision.

Effect of the share increase, page 130

16.   The disclosure you added here in response to prior comment 30 states that Pypo
        "may" choose to use its ordinary shares to complete acquisitions. Your April 6,
        2009 filing under Rule 425 states that such use is "likely." Please reconcile.

Industry Background, page 140

17.   Refer to the last paragraph of this section. If your board relied on industry data to
        recommend the transaction, we do not intend to comment if you clearly explain
        the data and its limitations in that context; however, your general industry
        disclosure should not include information that you do not believe is reliable.
        Please revise accordingly.

18.   Refer to the last paragraph on this page. Given your disclosure on page 142 and
        elsewhere regarding the potential unreliability of prospective data and the
        economic downturn, please clarify how you expect the trends noted in that
        paragraph to continue.

Pypo's Management's Discussion and Analysis . . ., page 151

19.   Please tell us the reasons for the changes on page 146 regarding the number of
        retail stores acquired by Pypo and on pages 15 and 148 regarding the number of
        members in Pypo's sales and marketing team. If the reductions in the numbers
        previously disclosed relate to plans implemented by Pypo in response to the
        adverse economic conditions mentioned in your disclosure, please ensure that
        your disclosure thoroughly discusses that plan. Similarly, if previously disclosed
        plans have changed, ensure your document describes the reasons for those
        changes.

Overview, page 151

20.   Regarding your response to prior comment 33:

        • You state that "final results" for periods after September 30, 2008 are not yet
          available. It is unclear from your response whether you intend to update
          Pypo's financial statements when those results become available. Please
          revise or advise;
        • Please tell us when Pypo's financial information for the December 31,2007
          period was available last year and when you expect the information for the
          December 31, 2008 period to be available. Explain the reason for any
          differences in the timing. Provide us similar information regarding the
          availability of financial information for the March 31, 2008 and March 31,
          2009 periods; and
        • You disclose that Pypo expects "gross profit, income from operations and net
          income will likely decrease materially from the three months ended December
          31, 2007." However, given the dates of the financial information for Pypo in
          your document, it is unclear how investors are currently able to determine
          what Pypo's results were for that period. Therefore, it is also unclear how
          investors would have a basis against which to evaluate your statements
          regarding material decreases. Please revise or advise.

Independence of Directors, page 184

21.   We note your response to prior comment 38 and your disclosure that MK Cayman
        "will comply." Please clarify when MK Cayman "will comply" and whether you
        currently comply.

Compensation of Officers and Directors of Pypo, page 185

22.   Please update the disclosures in this section to include compensation information
        for Pypo's last completed fiscal year—the fiscal year ended March 31, 2009.

Private Placements, page 196

23.   Please disclose your response to prior comment 41.

Security Ownership of the Combined Company, page 205

24.   We note your response to prior comment 44. However, it continues to be unclear which individuals have or share voting and investment power with respect to the shares of the combined company held by the entities included in the table on page 206. For example, note 1 cross references to note 3 to the table on page 204; however, note 3 only identifies individuals who have or share voting and investment power for Pypo Cayman's shares, not the shares of the combined company. In addition, it is unclear from your revisions to note 4 which individuals identified in that note, if any, have or share voting power with respect to the shares of the combined company held by Capital Ally. Please revise.

25.   Please expand your response to prior comment 45 to clarify how the entities affiliated with Pypo's officers and directors make voting or disposition decisions without the participation of the affiliated officer or director such that the officer or director does not have indirect power to make voting or disposition decisions. Also, expand your analysis of beneficial ownership to address the definition in General Instruction F to Form 20-F which includes the power "receive the economic benefit of the ownership of the securities."

Warrants, page 212

26.   Please reconcile your disclosure regarding the cashless exercise feature with the statement in the exhibits cited in your response to prior comment 46 that the cashless exercise is in the board's sole discretion. Similarly reconcile your disclosure regarding the Middle Kingdom warrants on page 209. If the terms of the warrants differ from the disclosure in the IPO prospectus, explain the reasons for and implications of the differences.

Shares Eligible for Future Sale, page 213

27.   Regarding your disclosure added in response to prior comment 47:

- Please quantify the number of securities mentioned in the first and second bullet points that will be held by affiliates based on currently available information;
- Please provide us your analysis supporting your conclusion that the one-year period runs from the effective date of this Form S-4 given that under Rule 144(i)(2) at least one year must elapse from the time the issuer files "Form 10

> information" reflecting its status as an entity that is _no longer_ an issuer described in Rule 144(i)(1)(i);
> - Please provide us your analysis supporting your disclosure in the last bullet point that the underwriters of Middle Kingdom's IPO can rely on registration exemptions for entities that are not underwriters;
> - Please tell us how this disclosure reflects your lock-up agreements;
> - Please tell us how this disclosure reflects the transfer restrictions mentioned on page F-2 of Annex F to your prospectus; and
> - Please tell us how you disclosure reflects the issue explained in question and answer 133.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations regarding Securities Act Rules available on our web site at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Item 21. Exhibits and Financial Statement Schedules, page II-2

28.   We reissue the fourth bullet point of prior comment 46. Your response appears to address only the warrant agreements and not the certificates representing the securities included in the fee table.

29.   We note from your response to prior comment 50 that the trust agreement requires the making of the distribution to converting shareholders in order for the combined company to receive the amounts remaining in trust. However, given that only "the Company" may request such distributions and the trust agreement does not require the company to make such a request, it is unclear how the operation of the trust agreement provides your shareholders with similar rights as those mentioned in Middle Kingdom's IPO prospectus. Please revise or advise.

Exhibit 8.1

30.   Please ensure that the consent that you file is complete. For example, the last paragraph of this exhibit does not address counsel being named on page 54.

31.   Although we will not comment if counsel chooses to include a statement that it is "not admitting" that it is an expert within the meaning of the Securities Act; however, counsel should not state that its statements do not imply that it is an expert. Please ensure counsel revises the last paragraph of the updated opinion that you mention in response 51.

32.   Please include counsel's consent to the discussion of its opinion as it appears in the prospectus.

Exhibit 10.68

33.   We note the terms of "new Section 7" in the trust agreement. Please reconcile that section with your disclosures on pages 13-14 of this registration statement and in Middle Kingdom's definitive proxy statement. Specifically, the disclosures on pages 13-14 and in the proxy statement indicate that all Middle Kingdom stockholders, not only Class B holders, must agree <u>in writing</u> to any further changes in the distribution of trust account funds, not only extensions of the August 31, 2009 deadline.

34.   Please comply with prior comment 52 with respect to the schedule omitted from this exhibit, the schedules omitted from exhibit 10.36 and any attachments missing from any other exhibits except as permitted by Regulation S-K Item 601(b)(2) for exhibits 2.1 and 2.2.

35.   We note that this agreement includes only portions of the agreement. Please file the original document that this exhibit amends.

Exhibit 99.6

36.   Regarding your response to prior comment 51:

   - Please file the opinion as to PRC tax matters pursuant to Regulation S-K Item 601(b)(8). We note that such opinion is currently contained in exhibit 99.6;
   - The opinions that you file to satisfy your obligations under Regulation S-K Item 601(b)(8) may not assume conclusions of law that are a necessary requirement of the ultimate opinion. We note, for example, the assumptions in paragraphs i., ii. and iv on page 2 of current exhibit 99.6. In this regard, we also note the assumption regarding "legal authority of all entities" in your current exhibit 8.1. Please file revised opinions as appropriate. See also Rule 436(f);
   - Refer to the last sentence of paragraph 21. The exhibit that you file to satisfy your obligation under Regulation S-K Item 601(b)(8) must opine on the tax consequences, not merely the manner in which they are described in your prospectus. Therefore, we reissue prior comment 51.

37.   We reissue prior comment 54 because the revisions to this exhibit do not appear to permit reliance by all investors who may be involved in the ongoing offering of securities that is described in note 4 to your fee table.

38.   We reissue prior comment 55 because this exhibit continues to not include counsel's consent to the discussion of its opinion as it appears in the prospectus. Rather, page 10 only includes counsel's consent to the "use of" the opinion.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact at Andri Boerman at (202) 551-3645 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Ralph V. De Martino, Esq.—Cozen O'Connor
               Cavas Pavri, Esq.—Cozen O'Connor